April 18, 2008


Richard T. Prins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY  10036


      RE:	The Gabelli Global Deal Fund
      333-149864; 811-21969

Dear Mr. Prins:

	We have reviewed the registration statement on Form N-2 for The
Gabelli Global Deal Fund, filed with the Securities and Exchange
Commission on March 24, 2008.  We have the following comments:


1. We note that the Fund did not include a cover letter with its registration statement indicating the purpose of the filing. In the future, we suggest the Fund include written correspondence with each filing indicating the name and the telephone number of the person to be contacted for information regarding the submission, the purpose of the filing, and whether it contains any novel or special issues, or disclosure that warrants staff attention.

2. Please explain to the staff whether the Fund will file post-effective amendments in order to sell securities off the shelf or whether it proposes to file supplements under Rule 497. If the latter, advise the staff how the Fund will update its financial statements and legal opinion.

PROSPECTUS

Prospectus Summary

3. The registration statement pertains to a shelf offering for preferred stock and notes but does not disclose the material terms of these securities. Please revise the disclosure to include the material terms of the subject securities. In addition, please explain to us the circumstances and conditions under which notes will be offered versus preferred stock.


4. Under the heading, "Use of Proceeds," please disclose how long it will take the Fund to invest the proceeds from the offering.

5. Under the heading, "Risk Factors and Special Considerations," the disclosure states that "the Fund would pay (and the holders of common shares will bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares, including any additional advisory fees on the incremental assets attributable to such shares."
Because the advisory fee is based on managed assets which includes outstanding debt, please correct the statement above and include the issuance and ongoing maintenance of the notes.

6. Under the heading "Risk Factors and Special Considerations," please add the risk of high portfolio turnover since it states in the prospectus that the portfolio turnover may exceed 300%.

7. Under the heading "Management and Fees," please provide additional information concerning the performance fees, such as, the hurdle rate, the cap, and the range.

Financial Highlights

8. Footnote (e) states that "[t]he beginning of the period NAV reflects a $0.04 reduction for costs associated with the initial public offering." The initial public offering price was $20.00, and the net asset value ("NAV") at the commencement of operations was $19.06. The difference between these two amounts is $0.94.
Please
explain the difference between the $0.04 costs associated with the initial public offering and the $0.94 difference between the initial public offering price and NAV.

Regulatory Matters

9. The disclosure states, "In February 2007, the Investment Adviser made an offer of settlement to the Staff for communication to the SEC for its consideration to resolve this matter. This offer of settlement is subject to final agreement regarding the specific language of the SEC`s administrative order and other settlement documents. Since these discussions are ongoing, the Investment Adviser cannot determine whether they will ultimately result in a settlement of this matter and, if so, what the terms of the settlement might be." Please update the disclosure as applicable and provide more specific information concerning the settlement offer.

Dividends and Distributions

10. The disclosure states that "if, for any calendar year, the total quarterly distributions and the amount of distributions on any shares issued by the Fund exceed current and accumulated earnings and profits, the excess will generally be treated as a tax-free return of capital." Does the Fund have, or plan to have, a policy of paying a minimum annual distribution amount to Common Shareholders?

Description of the Shares and Notes

11. Under the heading "Liquidation Preference," please discuss the impact of any outstanding notes on the liquidation preference for preferred shares and common stock.

Prospectus Supplement

12. The Prospectus Supplement for the Notes states, "We are offering for sale ______ shares of our Series __ Preferred Shares, par value
$0.001 per share." Please correct and refer to the Notes being offered.


GENERAL

13. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

14. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferable before filing the Fund`s final pre-effective amendment.

15. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.


TANDY LETTER

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, please furnish a letter acknowledging that
* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


			*		*		*		*
     If you have any questions about these comments, please call me at 202-551-6957.

								Sincerely,



								Laura E. Hatch
								Staff Accountant